Stillwater Mining Company

1321 Discovery Drive

Billings, Montana 59102

March 11, 2013

VIA EDGAR TRANSMISSION

David L. Orlic, Esq.

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Stillwater Mining Company
Preliminary Proxy Statement
Filed March 1, 2013 by Stillwater Mining Company
File No. 001-13053

Dear Mr. Orlic:

In response to your request in the letter dated March 8, 2013 relating to the above-referenced filing on Schedule 14A, Stillwater Mining Company (“Stillwater”) hereby acknowledge the following:

1.	Stillwater is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	Stillwater may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

***

David L. Orlic, Esq.

March 11, 2013

Very truly yours,

STILLWATER MINING COMPANY

By:	/s/ Brent R. Wadman
	Name:	Brent R. Wadman, Esq.
	Title:	Corporate Secretary and
Deputy General Counsel

cc:	Richard J. Grossman, Esq., Skadden, Arps, Slate, Meagher & Flom LLP